Exhibit 99.1

STEALTH BIOTHERAPEUTICS ANNOUNCES ADDITIONAL DEVELOPMENT FINANCING TO ADVANCE ELAMIPRETIDE CLINICAL TRIALS

Stealth to receive $30 million in additional payments during 2021

BOSTON – May 17, 2021 – Stealth BioTherapeutics Corp (Nasdaq: MITO), a clinical-stage biotechnology company focused on the discovery, development, and commercialization of novel therapies for diseases involving mitochondrial dysfunction, today announced that it has reached agreement with Morningside Ventures for Morningside to provide $30 million of additional payments to the Company during 2021 under its existing Development Funding Agreement. The payments will be paid to the Company in three tranches.

The additional payments were triggered by new positive analyses of clinical data from the ReCLAIM Phase 1 trial, announced on May 5, 2021, which associated baseline mitochondrial viability with improvements in vision for patients with geographic atrophy. The Company also previously announced a new data analysis from its MMPOWER-3 Phase 3 clinical trial, which identified responders among patients with primary mitochondrial disease due to nuclear DNA mutations (nPMD), and plans to initiate a Phase 3 clinical trial in patients with nPMD based on these results.

“We are encouraged that Morningside shares our enthusiasm about these recent findings from our geographic atrophy and nPMD programs, which we believe will allow us to enrich our future studies in these indications,” said Reenie McCarthy, CEO of Stealth. “This additional funding will allow us to initiate a Phase 3 clinical trial evaluating the impact of elamipretide in patients with nPMD as well as continue our work on an intravitreal formulation to inform Phase 3 formulation decisions as we await data from our ongoing ReCLAIM-2 trial in geographic atrophy early next year.”

About Stealth

We are a clinical-stage biotechnology company focused on the discovery, development and commercialization of novel therapies for diseases involving mitochondrial dysfunction. Mitochondria, found in nearly every cell in the body, are the body's main source of energy production and are critical for normal organ function. Dysfunctional mitochondria characterize a number of rare genetic diseases and are involved in many common age-related diseases, typically involving organ systems with high energy demands such as the heart, the eye, and the brain. We believe our lead product candidate, elamipretide, has the potential to treat both rare metabolic cardiomyopathies, such as Barth, Duchenne muscular dystrophy and Friedreich's ataxia, rare mitochondrial diseases entailing nuclear DNA mutations, such as POLG-related disorders, as well as ophthalmic diseases entailing mitochondrial dysfunction, such as dry age-related macular degeneration and Leber's hereditary optic neuropathy. We are evaluating our second-generation clinical stage candidate, SBT-272, for rare neurodegenerative disease indications following promising preclinical data in amyotrophic lateral sclerosis, or ALS. We have optimized our discovery platform to identify novel mitochondria-targeted compounds which may be nominated as therapeutic product candidates or utilized as mitochondria-targeted vectors to deliver other compounds to mitochondria.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements relating to preliminary clinical data. Statements that are not historical facts, including statements about Stealth BioTherapeutics' beliefs, plans and expectations, are forward-looking statements. The words "anticipate," "expect," "hope," "plan," "potential," "possible," "will," "believe," "estimate," "intend," "may," "predict," "project," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Stealth BioTherapeutics may not actually achieve the plans, intentions or expectations disclosed in these forward-looking statements, and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements as a result of known and unknown risks, uncertainties and other important factors, including: those regarding Stealth BioTherapeutics' plans, strategies and expectations for its preclinical and clinical advancement of its drug development programs, including its ongoing clinical trials of elamipretide; whether results obtained in preclinical studies and clinical trials will be indicative of results that will be generated in future clinical trials; whether elamipretide will successfully advance through the clinical trial process on a timely basis, or at all; and whether the results of the company’s clinical trials will warrant regulatory submissions and whether elamipretide will receive approval from the FDA or equivalent foreign regulatory agencies for GA, AMD, Barth syndrome or any other indication when expected or at all. These and other risks are described in greater detail under the caption "Risk Factors" included in the Stealth BioTherapeutics' most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on April 6, 2021, as well as in any future filings with the SEC. Forward-looking statements represent management's current expectations and are inherently uncertain. Except as required by law, Stealth BioTherapeutics does not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

Investor Relations

Stern Investor Relations

Janhavi Mohite, 212-362-1200

IR@StealthBT.com